UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009
Commission File Number 001-15246

LLOYDS BANKING GROUP plc

_______________________________

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

53/09

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES PUBLICATION OF SHAREHOLDER CIRCULAR AND PROSPECTUS IN CONNECTION WITH THE PLACING AND COMPENSATORY OPEN OFFER

Lloyds Banking Group plc today announces the publication of the terms of the Placing and Compensatory Open Offer as agreed with HM Treasury on 18 May 2009. As previously announced, the proceeds of the Placing and Compensatory Open Offer will be used to redeem the £4 billion of preference shares held by HM Treasury.

Registered shareholders (with the exclusion, subject to certain exceptions, of ordinary shareholders with a registered address in the United States, Canada, Hong Kong, Japan, Malaysia or Thailand) (“Qualifying Shareholders”) who acquired their ordinary shares prior to 8 a.m. on 20 May 2009 (the “Ex Date”) and who satisfy certain other eligibility requirements will be entitled to participate in the Placing and Compensatory Open Offer and will be able to subscribe for 0.6213 new ordinary shares for every ordinary share held in the Company prior to the Ex Date at an offer price of 38.43 pence per new ordinary share.

Any shares not taken up by Qualifying Shareholders (or otherwise treated as not having been taken up pursuant to the terms of the Placing and Compensatory Open Offer) are expected to be placed in the market by the joint bookrunners at the conclusion of the open offer process at a price not less than the 38.43 pence offer price plus associated placing expenses (the “Rump Placing”). Any proceeds of the Rump Placing in excess of the 38.43 pence open offer price (plus expenses) will be distributed on a pro rata basis to those shareholders who did not take up their entitlement (in whole or in part) under the Placing and Compensatory Open Offer. Accordingly there will no longer be an excess application facility (pursuant to which Qualifying Shareholders would have been able to apply for additional new shares over and above their pro rata entitlement in the Placing and Compensatory Open Offer). The Placing and Compensatory Open Offer will be fully underwritten by HM Treasury.

A letter from Sir Victor Blank, the Chairman of Lloyds Banking Group, to Shareholders is included in the Circular that has today been posted to Qualifying Shareholders. An edited version of this letter is reproduced below.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

For further information:

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

LETTER FROM SIR VICTOR BLANK, CHAIRMAN OF
LLOYDS BANKING GROUP PLC

Registered Office:
Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Directors:
Sir Victor Blank (Chairman)
Lord Leitch (Deputy Chairman)
J Eric Daniels
Archie G Kane
G Truett Tate
Tim J W Tookey
Helen A Weir CBE
Wolfgang C G Berndt
Ewan Brown CBE FRSE
Philip N Green
Sir Julian Horn-Smith
Sir David Manning GCMG CVO
Carolyn J McCall OBE
T Timothy Ryan
Martin A Scicluna
Anthony Watson CBE

20 May 2009

Dear Shareholder,

PROPOSED CAPITAL RAISING BY WAY OF A PLACING AND COMPENSATORY OPEN OFFER OF 10,408,535,000 OPEN OFFER SHARES AT 38.43 PENCE PER OPEN OFFER SHARE TO FUND THE REDEMPTION OF THE HMT PREFERENCE SHARES

1.   Introduction

On 7 March 2009, Lloyds Banking Group announced its intention to participate in the Government Asset Protection Scheme in order both to reduce substantially its risk weighted assets and strengthen significantly the Group's core tier 1 capital position. It was also announced that, on the implementation of the Government Asset Protection Scheme, Lloyds Banking Group would redeem the £4 billion of HMT Preference Shares issued to HM Treasury in January 2009, with such redemption to be funded by an issue of new Lloyds Banking Group Ordinary Shares by way of a pre-emptive open offer underwritten by HM Treasury.

As previously announced, the Group's participation in the Government Asset Protection Scheme remains subject to, among other things, further due diligence by HM Treasury and agreement with regard to the detailed operation of the scheme. Accordingly, discussions and negotiations with HM Treasury to finalise these matters are continuing and are expected to be concluded over the next few months. Therefore, as announced on 18 May 2009, the Group has reached agreement with HM Treasury and UK Financial Investments (through which HM Treasury manages its shareholding in certain financial institutions in the UK) to proceed with the redemption of the HMT Preference Shares separately from, and in advance of, the Group's proposed participation in the Government Asset Protection Scheme.

The Board has also agreed with HM Treasury to adapt the structure of the originally envisaged pre-emptive open offer. The Open Offer Shares not taken up by Registered Shareholders are expected to be placed in the market on their behalf. Any proceeds of such placing in excess of 38.43 pence per share (plus associated expenses) will be remitted on a pro rata basis to those Registered Shareholders. This revised structure also removes the excess application facility which was originally contemplated as part of the preemptive open offer. The Board believes that proceeding with the Placing and Compensatory Open Offer and the HMT Preference Share Redemption carries a number of advantages for the Company and its Ordinary Shareholders which are described below.

Ordinary Shareholders are being provided with a notice of a General Meeting of the Company to be held to consider, and if thought fit, pass, the Resolutions required to implement both the Placing and Compensatory Open Offer and the HMT Preference Share Redemption, including to approve such transactions as related party transactions pursuant to the Listing Rules. It also explains (i) the background to and reasons for the Transaction, and (ii) why the Directors consider the Resolutions to be in the best interests of the Company and Ordinary Shareholders as a whole and recommend that you vote in favour of the Resolutions to be proposed at the General Meeting.

Shareholders are not being requested, at this time, to approve the Group's entry into the Government Asset Protection Scheme. Although the Group is proceeding with the Placing and Compensatory Open Offer and the HMT Preference Share Redemption separately from, and in advance of its intended participation in, the Government Asset Protection Scheme, the Group's intention remains to participate in the Government Asset Protection Scheme. Further information in relation to the Group's proposed participation in the Government Asset Protection Scheme is set out in section 7 of this letter. The Group's participation remains subject to, amongst other things, further due diligence by HM Treasury and agreement as to the detailed terms on which the Group will participate. As previously announced, the Group's participation in the Government Asset Protection Scheme will also be subject to obtaining regulatory clearances and state aid clearance from the European Commission for the scheme. As described in section 7 below, it is currently uncertain whether such state aid clearance will be obtained and, if it is obtained, it may require the Group to undertake a restructuring which may be materially adverse to the interests of the Group. Discussions and negotiations with HM Treasury to finalise these matters are continuing and the Board expects these to be concluded over the next few months. Entry into the Government Asset Protection Scheme by the Group is also subject to approval by the Board and shareholder approval. Once the terms of, and associated documentation relating to, the Group's participation in the Government Asset Protection Scheme have been finalised, shareholders will each receive a circular setting out details of the terms of the scheme, together with information in relation to any shareholder resolutions which will be required to be passed at a general meeting (on certain of which it is expected that HM Treasury will not be permitted to vote) in order to approve the Group's entry into the scheme.

As shareholders may also be aware, on 17 May 2009, I notified the Board that I am planning to retire from the Chairmanship of the Group by the annual general meeting of the Company in 2010. I believe it is the right time for the Group to appoint a new Chairman. I will continue working until my successor is appointed to ensure the successful integration of the two banks.

2.   Background to and reasons for the Placing and Compensatory Open Offer

Since the capital raising undertaken by the Company in conjunction with the acquisition of HBOS in January 2009, there has been significant further dislocation in financial markets and continued uncertainty around credit conditions. The UK economy remains in recession and economic conditions have deteriorated markedly.

The impact of deteriorating market and economic conditions in 2008, particularly towards the end of the fourth quarter, resulted in the portfolios of both the Lloyds TSB Group and HBOS Group incurring significant credit impairment losses and credit market write-downs during the year, details of which are provided on pages 10 to 17 of the Lloyds Banking Group 2008 annual report and pages 2 to 33 of the HBOS 2008 annual report, respectively. The HBOS loan portfolio incurred relatively larger losses, reflecting its greater risk profile and the fact that its exposures are more susceptible to an economic downturn.

The prospects for financial markets remain uncertain and, as noted in our most recent annual results announcement on 27 February 2009, against the backdrop of recession and the ongoing financial crisis, 2009 is expected to be another challenging year. As shareholders will note from the Group's Interim Management Statement, a summary of which is set out in section 6 below, the Group has experienced a significant rise in impairment levels in its lending portfolio during the first quarter of 2009 and the Board expects the Group to report a loss for 2009. In particular, the Group's Interim Management Statement highlighted an expected increase of over 50 per cent. in the level of corporate impairments for the Group in 2009 (as compared to 2008), with corporate defaults in the Group's commercial real estate portfolios in the UK and Ireland (particularly the legacy HBOS portfolios) expected to contribute significantly to this figure.

The Group continually strives to manage its balance sheet efficiently and to ensure it remains in a position of strength. The level of capital within the business is an important metric in assessing such strength and over recent months the Board has taken various steps to increase the Group's capital ratios, in particular the core tier 1 capital ratio. In this regard, since the acquisition of HBOS, the Group has completed two liability management exercises to generate a significant amount of core tier 1 capital by redeeming certain upper tier 2 securities at a discount to their carrying value. A substantial number of note holders have accepted the various offers made pursuant to these transactions and, as a result, the Group expects a pre-tax profit from these transactions of approximately £1 billion.

The Group is now seeking to raise approximately £4 billion pursuant to the Placing and Compensatory Open Offer in order to redeem all outstanding HMT Preference Shares. As announced on 7 March 2009, the redemption of the HMT Preference Shares pursuant to the Placing and Compensatory Open Offer will increase the Group's core tier 1 capital ratio which, particularly in the current financial and market environment, is a key measure of the Group's financial stability and strength for market regulators, investors and funding providers alike. The Board believes that it is important to continue to improve the quality of the Group's capital base given the continuing deterioration of the wider economy and the increasing pressure this places on banks' capital. On a pro forma basis as at 31 December 2008, the Placing and Compensatory Open Offer and the HMT Preference Share Redemption will materially improve the strength of the Group's capital position by increasing the Group's pro forma core tier 1 ratio by approximately 80 basis points to around 6.7 per cent. This increase in core tier 1 capital is expected to benefit the Group's customers, counterparties and investors.

Aside from the benefits to the Group's capital base, the HMT Preference Share Redemption will also permit the Company to resume the declaration and payment of dividends on its Ordinary Shares, which it is precluded from doing whilst any HMT Preference Shares remain in issue. The Board recognises the importance of dividends to Ordinary Shareholders, and welcomes the opportunity to remove this prohibition on payment of dividends. As previously announced, whilst it is not the Board's intention to pay a dividend on the Company's Ordinary Shares in 2009, it does intend to resume dividend payments on its Ordinary Shares as soon as market conditions and the financial position of the Group permit.

Furthermore, as announced on 7 March 2009, the redemption of the HMT Preference Shares will also remove the annual cost of the dividends payable on the HMT Preference Shares of £480 million and will thereby improve the Group's profitability, cashflow, liquidity and organic capital generation. The Directors believe that it is advantageous to the Group to do this as soon as possible, particularly since the cost of the dividend payable on the HMT Preference Shares accrues on a daily basis.

3.   Summary of the Placing and Compensatory Open Offer terms

Qualifying Shareholders are being invited to take part in the Placing and Compensatory Open Offer pursuant to which the Company is proposing to issue 10,408,535,000 new Ordinary Shares to raise approximately £4 billion. The proceeds of the Placing and Compensatory Open Offer (being not less than £3,940 million net of commissions of up to £60 million payable to HM Treasury under the Open Offer Agreement) will, together with up to £300 million of the Group's existing cash resources, be used to fund the redemption of the HMT Preference Shares at 101 per cent. of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon. Dividends will continue to accrue on the HMT Preference Shares until redemption. The Company has also agreed to pay all legal and other costs and expenses of HM Treasury, HM Treasury's financial advisers and the joint bookrunners, incurred in connection with the Placing and Compensatory Open Offer. It is expected that these costs and expenses, together with other expenses of the Group relating to the Placing and Compensatory Open Offer (and which are in addition to the commissions of up to £60 million payable to HM Treasury under the Open Offer Agreement), will amount to approximately £30 million.

Qualifying Shareholders will be able to apply to subscribe for Open Offer Shares pro rata to their existing shareholdings on the basis of 0.6213 Open Offer Shares for every Existing Ordinary Share at a fixed price of 38.43 pence per share. This represents an 8.5 per cent. discount to the Closing Price on 6 March 2009, and a 54.6 per cent. discount to the Closing Price on 13 May 2009.

Following the Closing Date, the joint bookrunners will, pursuant to the Rump Placing, use reasonable endeavours to procure placees for all Non-Accepted Shares, at an aggregate price at least equal to the Minimum Rump Placing Amount. Any premium to the Minimum Rump Placing Amount will then (subject to the applicable terms and conditions) be paid by the joint bookrunners to those Qualifying Shareholders who do not (or are deemed not to) take up some or all Open Offer Shares to which they are entitled and to other Registered Shareholders who are not entitled to apply for Open Offer Shares by virtue of their being resident in a Restricted Jurisdiction, on a pro rata basis to the number of Non-Accepted Shares, save that amounts of less than £3.00 (three Pounds) per holding, will not be so paid but will be aggregated and donated to charity (British Heart Foundation). HM Treasury has agreed with the Company that it will take up all of the Open Offer Shares comprised in its Open Offer Entitlement.

Each of the Directors intends to take up his or her Open Offer Entitlement in full.

HM Treasury has agreed, subject to certain conditions, to underwrite the Placing and Compensatory Open Offer in full by subscribing any Residual Shares at the Issue Price. If all Qualifying Shareholders take up their Open Offer Entitlements in full and/or all Non-Accepted Shares are placed with placees pursuant to the Rump Placing, then HM Treasury will continue to hold approximately 43.4 per cent. of the enlarged issued ordinary share capital of the Company. However, if no Qualifying Shareholders take up their Open Offer Entitlements and no Non-Accepted Shares are placed with placees pursuant to the Rump Placing, then, following the subscription by HM Treasury of the Residual Shares pursuant to its underwriting commitment,

HM Treasury will hold 17,685,739,386 Ordinary Shares, representing approximately 65.1 per cent. of the enlarged issued ordinary share capital of the Company.

4.   Driving value in Lloyds Banking Group

The Group's vision is to be recognised as the best financial services organisation in the UK by its customers, employees and shareholders.

The strategy for the Group remains to develop long-term customer relationships and build its customer franchise. All of the Group's businesses are focused on extending the reach and depth of its customer relationships, whilst enhancing product capabilities to build competitive advantage. The more prudent Lloyds TSB `through the cycle' approach to risk is now being applied across the enlarged franchise and will remain important as the Group strives to improve its processing efficiency and use of capital.

The acquisition of HBOS has created the largest retail financial services provider in the UK – one of the world's largest retail financial services markets. The Group is now a well diversified UK financial services group with strong positions in a number of core product areas including current accounts, savings and mortgages. Most importantly, the Group's focus remains on those areas of the market where the Board believes it is possible, applying the Group's risk management policies, to build strong customer relationships and generate sustainable earnings growth.

In addition, in combining the Lloyds TSB Group with HBOS, the opportunity exists to improve further the Group's processing efficiency and create a better business. The Group previously announced that it expects to generate significant synergies which will further enhance the Group's ability to compete effectively in its target markets. Further details on anticipated cost synergies are set out in section 5 of this letter.

The Group has strong capabilities in building relationships with customers through excellent service and the Board believes the Group will be able to build on such relationships to increase sales of the Group's products and generate material revenue improvements as those capabilities are developed across the enlarged franchise.

The Group intends to focus on those businesses within the enlarged franchise that fit the Group's relationship bank model and conform to the Group's risk appetite.

Overall, the Board remains confident that the Group has the right strategy to create value for its shareholders over the medium to long term. The Board is confident that the management team has the skills, experience and determination to deliver the strategy and a successful integration of HBOS and the Lloyds TSB Group over the next few years and to create value for the Group's shareholders.

5.   Integration of HBOS and synergies update

Prior to the acquisition of HBOS becoming effective on 16 January 2009, the Group had already appointed its executive management team, developed a strong view on potential cost synergies and begun to formulate a strategy for dealing with the most problematic portfolios within HBOS.

The Group has made significant progress in establishing its new organisational structure and has appointed its top executives who are currently managing the enlarged Group's businesses. The Group has communicated its vision and values across the enlarged franchise and has rolled out its key new risk policies and governance requirements across the Group.

Following completion of the acquisition of HBOS, the Group has confirmed its synergy targets and expects to deliver annualised cost savings in excess of £1.5 billion, or 14 per cent. of the Group's cost base, by the end of 2011. As previously announced, the Group has made significant progress in capturing savings from areas such as procurement, and over £150 million of cost synergy run-rate savings have already been realised in the first quarter of 2009.

Revenue synergies, which could in time prove to be considerable, have also been identified and work is underway to deliver them.

6.   Current trading, trends and prospects

The Company issued an Interim Management Statement on 7 May 2009, commenting on trading since 31 December 2008 and the outlook for 2009. Highlights of the Interim Management Statement are set out below:

•	The Group has delivered a good revenue performance in the first quarter of 2009 in what remains a difficult period for financial services companies.

•	The Group's net interest margin has reduced as a result of lower deposit margins and higher funding costs offsetting higher asset pricing.

•	A strong cost performance has continued to be delivered, resulting in the Group's costs in the first quarter of 2009 being marginally lower than in the first quarter of 2008.

•

Corporate impairment levels are rising significantly, reflecting the continuing deterioration in the macro-economic environment. The vast majority of these higher corporate impairments relate to assets designated for inclusion in the Government Asset Protection Scheme. Writedowns of investment securities have reduced considerably.

•	Excellent progress has been made on the integration of the enlarged Group.

•

The Group's intended participation in the Government Asset Protection Scheme will substantially reduce the risk profile of the organisation and significantly strengthen the capital position of the Group.

•	As announced in February 2009, the Board continues to expect the Group to report a loss before tax for 2009, excluding the impact of a credit relating to negative goodwill.

7.   Update on the UK banking sector, the Government Asset Protection Scheme and State Aid

As outlined above, since the capital raising undertaken by the Company in conjunction with the acquisition of HBOS in January 2009 there has been a further and significant downward trend in financial markets, with continued uncertainty accompanied by recessionary trends in many economies throughout the world. Governments and central banks around the world have announced a variety of both monetary and fiscal measures to help support the global economy. A key element of such support in the UK has been the recapitalisation of a number of financial institutions, including the Group.

During times of recession, significant pressures are put on banks' capital resources as the level of impairments increases and the amount of operating income generated reduces (including as a result of the adverse impact of lower base rates and higher costs of funding), each reflecting the poorer economic outlook. It is therefore essential that banks are sufficiently well capitalised to absorb such pressures throughout the economic cycle.

Some banks in the UK have worked with the FSA to identify and analyse the potential impact of an extended and severe UK recession on their respective regulatory capital ratios. The objective of each bank undertaking this exercise was to ensure that it would be sufficiently capitalised to maintain its regulatory capital ratios in excess of the prescribed minima at the lowest point in a potentially extreme recessionary cycle.

The Group is aware of the challenges of a severe recessionary environment and has taken, and will continue to take, steps to ensure that it remains appropriately capitalised even under potentially extreme adverse economic conditions. In this regard, since the acquisition of HBOS, the Group has completed two liability management exercises to generate a significant amount of core tier 1 capital by redeeming certain upper tier 2 securities at a discount to their carrying value. A substantial number of note holders have accepted the various offers made pursuant to these transactions and, as a result, the Group expects a pre-tax profit from these transactions of approximately £1 billion. The Group now proposes to further enhance its core tier 1 equity ratio by approximately 80 basis points through the Placing and Compensatory Open Offer and the HMT Preference Share Redemption. In aggregate, the Placing and Compensatory Open Offer and the HMT Preference Share Redemption would result in the Group's pro forma 31 December 2008 core tier 1 capital ratio being approximately 6.7 per cent.

On 7 March 2009 both HM Treasury and the Group issued announcements relating to the Group's intention to participate in the Government Asset Protection Scheme (itself announced on 19 January 2009) together with the anticipated key terms of its participation. Under the announced terms of the Government Asset Protection Scheme, participating institutions, in return for a fee, and subject to certain conditions, can obtain protection from HM Treasury against credit losses incurred on one or more portfolios of defined assets to the extent that credit losses exceed a “first loss” amount to be borne by the participating institution and subject to the participating institution retaining exposure to 10 per cent. of any such losses in excess of the “first loss” amount. The fee payable by the Group to HM Treasury in connection with the Group's proposed participation in the Government Asset Protection Scheme will be applied by HM Treasury in subscribing for B Shares to be issued by the Company.

Participating in the Government Asset Protection Scheme on the announced terms (including the issue of B Shares) would improve the Group's capital ratios substantially and reduce the risks associated with the Group's balance sheet on an ongoing basis, thus improving the Group's ability to lend in the wider economy. Furthermore, the Board believes that such participation by the Group in the Government Asset Protection Scheme in conjunction with the capital strengthening measures already undertaken by the Group, as well as the Placing and Compensatory Open Offer and the HMT Preference Share Redemption, would help ensure that the Group is able to weather a very severe economic downturn and emerge more strongly when the economy recovers.

Further details of the key terms of the Group's expected participation in the Government Asset Protection Scheme (as announced on 7 March 2009). However, as previously announced, the Group's participation remains subject to, amongst other things, further due diligence by HM Treasury and agreement as to the detailed terms on which the Group will participate. The Board is keen to ensure that the protections afforded to the Group by the Government Asset Protection Scheme are appropriate and that participation in the scheme does not affect the Group's continuing ability to operate its business in the interests of shareholders and other stakeholders. Discussions and negotiations with HM Treasury to finalise the terms of the Group's proposed participation are continuing and, although this is not currently expected by the Board, may result in changes to the terms announced on 7 March 2009.

As a result of the state aid given in the context of the placing and open offer in November 2008 and the Group's participation in HM Treasury's credit guarantee scheme, the Group is required to co-operate with HM Treasury to submit a forward plan to the European Commission. In addition, the Group's intended participation in the Government Asset Protection Scheme will be subject to obtaining state aid clearance from the European Commission for the scheme. Furthermore, following the Group's accession to the Government Asset Protection Scheme, further state aid approval will be required from the European Commission in respect of the Group's ongoing participation in the various elements of state aid that it has received since it announced its acquisition of HBOS. This further approval also requires a forward plan, however, it is anticipated that there will only be a single plan addressing the Group's participation in the Government Asset Protection Scheme and the other state aid that the Group has already received.

It is currently uncertain whether such state aid approval will be forthcoming and, if forthcoming, on what terms it will be granted, but the Group expects to agree a forward plan involving the cessation or disposal of certain parts of the business. The terms of such forward plan are likely in particular to include the obligation to reduce significantly the size of the Group's balance sheet and/or behavioural restrictions. The Group expects such reduction in the balance sheet to be achieved through making divestments of or exiting non-core businesses. However, a reduction could require the Group to divest or exit core businesses. The effect of requirements to divest or exit businesses and/or to abide by any behavioural restrictions may be materially adverse to the interests of the Group.

Entry into the Government Asset Protection Scheme by the Group is also subject to Board and shareholder approval. Once the terms of, and associated documentation relating to, the Group's participation in the Government Asset Protection Scheme have been finalised, shareholders will receive a circular setting out details of the terms of the scheme, together with information in relation to any shareholder resolutions which will be required to be passed at a separately convened general meeting (on certain of which it is expected HM Treasury will not be permitted to vote) in order to approve the Group's entry into the scheme and certain related matters.

8.   Lloyds Banking Group General Meeting

The Transaction is conditional upon, amongst other things, the approval of Resolutions 1 and 5 by the Ordinary Shareholders, which (i) increase the Company's authorised share capital and grant the Directors authority to allot Ordinary Shares in connection with the Placing and Compensatory Open Offer, and (ii) grant the Directors authority to allot such Ordinary Shares on a non pre-emptive basis.

In addition, since the Placing and Compensatory Open Offer and the HMT Preference Share Redemption involve Lloyds Banking Group's substantial shareholder, HM Treasury (which, as at 13 May 2009 (being the last practicable date prior to the date of the Circular) held 7,277,204,386 Ordinary Shares, representing approximately 43.4 per cent. of the issued ordinary share capital of the Company), they are related party transactions for the purposes of the Listing Rules. Therefore, as required by the Listing Rules, the Placing and Compensatory Open Offer and the HMT Preference Share Redemption are also conditional on the approval of Resolution 3 by its Ordinary Shareholders (other than HM Treasury, which may not vote on Resolution 3 and has agreed to take all reasonable steps to ensure that its associates, if any, also do not vote on Resolution 3).

As HM Treasury's percentage holding of Ordinary Shares may increase pursuant to the Placing and Compensatory Open Offer, the Transaction is also conditional (unless such condition is waived by HM Treasury) upon the approval of Resolution 4 by the Independent Shareholders on a poll in order to confirm that, should this occur, HM Treasury would not be required to make a general cash offer to all Ordinary Shareholders in accordance with the City Code.

The remaining Resolutions, which are conditional upon the Placing and Compensatory Open Offer being effected, update several of the authorities proposed to be approved at the Annual General Meeting to take into account the fact that the Company's issued share capital will be increased following the Placing and Compensatory Open Offer.

9. Consequences of the Resolutions not being passed

If any of Resolutions 1, 3, 4 (unless waived by HM Treasury) or 5 are not approved by the relevant Ordinary Shareholders, the Transaction will not be effected. This may have adverse consequences on the Group, including that:

(i)

the Group's core tier 1 capital ratio calculated on a pro forma basis as at 31 December 2008 would not benefit from the increase of approximately 80 basis points anticipated as a result of the Transaction, and therefore the Group could require further capital to maintain stability through a sustained or severe economic recession. Such further capital raising could be dilutive to Ordinary Shareholders at the time;

(ii)

the HMT Preference Shares will remain in issue, and the Company will remain subject to the conditions imposed by them, including the accrual of dividends on the HMT Preference Shares themselves and the restriction on the declaration and payment of dividends on Ordinary Shares; and

(iii)

it could impact adversely on the ongoing discussions and negotiations between Lloyds Banking Group and HM Treasury in relation to the specific terms of the Government Asset Protection Scheme and the Group's accession to the Government Asset Protection Scheme.

10.   Directors' recommendation

The Board, which has been so advised by the joint bookrunners, considers that the Placing and Compensatory Open Offer and the HMT Preference Share Redemption (both of which are related party transactions for the purposes of the Listing Rules) and the Rule 9 Waiver are fair and reasonable so far as shareholders are concerned and in the best interests of shareholders as a whole. In providing their advice, the joint bookrunners have taken into account the Board's commercial assessments. One of the joint bookrunners is deemed by the Panel to be a connected party to HM Treasury. The other bookrunners are therefore acting as the independent financial advisers to the Board in respect of the Rule 9 Waiver pursuant to Rule 3 of the City Code.

The Board considers that the Resolutions are in the best interests of Ordinary Shareholders taken as a whole and accordingly unanimously recommends that Ordinary Shareholders vote in favour of the Resolutions to be put to the General Meeting as they intend to do, or procure, in respect of their own beneficial shareholdings held at the time of the General Meeting.

Yours sincerely,

Sir Victor Blank
Chairman

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of the Placing and Compensatory Open Offer. A prospectus will be prepared and made available in accordance with EU Directive 2003/71/EC and/or Part VI of the Financial Services and Markets Act 2000. Any decision to acquire Lloyds Banking Group Shares under the Placing and Compensatory Open Offer must be made only on the basis of the information contained in and incorporated by reference into the prospectus. The prospectus, when published, will be available to Qualified Shareholders on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from the Lloyds Banking Group’s registered office.

Under Rule 9 of the City Code on Takeovers and Merger (the “City Code”), where any person who is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company (and such person does not hold shares carrying more than 50% of such voting rights) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which such person is interested, then that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

As a result of acquiring further ordinary shares issued pursuant to the Placing and Compensatory Open Offer described in this announcement, HM Treasury may increase the percentage of shares carrying voting rights in which it is interested. Lloyds Banking Group will seek confirmation from the Panel on Takeovers and Mergers (the “Panel”) that, subject to the independent shareholders of Lloyds Banking Group voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to Lloyds Banking Group shareholders at the Lloyds Banking Group General Meeting to approve the replacement of the existing preference shares and the related issue of ordinary shares. HM Treasury's commitment to acquire the ordinary shares to be issued to replace the existing preference shares will be conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

Neither the content of Lloyds Banking Group’s website nor any website accessible by hyperlinks on Lloyds Banking Group’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than the United Kingdom (‘UK’) may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the UK and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK.

This announcement includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ’will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the UK and elsewhere including trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, deflation, policies of the Bank of England and other G7 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including consumer spending, saving and borrowing habits, technological changes, natural and other disasters, adverse weather, terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations, taxation, Government policies or accounting standards or practices and similar contingencies outside the Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as mitigate exposures from the acquisition and integration of HBOS; inadequate or failed internal or external processes, people and systems; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds Banking Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual report and accounts, annual review, half-year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds Banking Group undertakes no obligation to update any of its forward looking statements.